Exhibit 99.16

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

i-80 Gold Corp. ("i-80")
1100 Russell Street
Thunder Bay, Ontario P7B 5N2

2.	Date of Material Change

April 7, 2021 & April 15, 2021

3.	News Release

News releases with respect to the material changes referred to in this report were issued by Premier Gold Mines Limited ("Premier") on April 7, 2021 and by i-80 on April 15, 2021 through Newswire and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR"), under Premier and i-80's respective issuer profiles at www.sedar.com.

4.	Summary of Material Change

On April 7, 2021, a statutory plan of arrangement was completed under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement") pursuant to a definitive arrangement agreement dated December 16, 2020 between Equinox Gold Corp. ("Equinox Gold"), Premier and i-80. Under the Arrangement, (i) i-80 became the indirect owner of the South Arturo Mine and the McCoy-Cove Project previously owned by Premier, each of which are located in Nevada, (ii) Equinox acquired all of the issued and outstanding common shares of Premier (the "Premier Shares"), and (iii) Premier spun-out to its shareholders ("Premier Shareholders") common shares of i-80 ("i-80 Shares"). Pursuant to the Arrangement, Premier Shareholders received, for each Premier Share held, (i) 0.1967 of a common share of Equinox Gold (the "Equinox Shares"), and (ii) 0.4 of an i-80 Share. Immediately following the completion of the Arrangement, and before giving effect to the Financing (as defined below), the i-80 Shares held by former Premier Shareholders represented 70% of the issued and outstanding i-80 Shares with the remaining i-80 Shares held by Equinox Gold through its ownership of Premier.

On April 13, 2021, following completion of the Arrangement, the i-80 Shares were listed on the Toronto Stock Exchange (the "TSX") under the symbol "IAU" and the Premier Shares were de-listed from the TSX on April 12, 2021.

On April 15, 2021, i-80 completed the acquisition of the Getchell Project pursuant to a membership interest purchase agreement (the "Purchase Agreement") between Premier, Premier Gold Mines USA, Inc. ("Premier USA") and certain affiliates of Waterton Global Resource Management, Inc. (collectively "Waterton") dated August 10, 2020, as amended to, among other things, add i-80 as a party on December 15, 2020. Pursuant to the Purchase Agreement, Premier USA, which became a wholly-owned subsidiary of i-80 pursuant to the Arrangement, acquired from Waterton all of the outstanding membership interests of Osgood Mining Company LLC ("Osgood LLC"), the 100% owner of the Getchell Project, located in Nevada.

5.	Full Description of Material Change

On April 7, 2021, pursuant to the Arrangement, (i) i-80 became the indirect owner of the South Arturo Mine and the McCoy-Cove Project previously owned by Premier, each of which are located in Nevada, (ii) Equinox Gold acquired all of the issued and outstanding common shares of Premier, and (iii) Premier spun-out to Premier Shareholders i-80 Shares. Under the Arrangement, Premier shareholders received, for each Premier Share held, (i) 0.1967 of an Equinox Share and (ii) 0.4 of and i-80 Share. Immediately following the completion of the Arrangement, and before giving effect to the Financing (as defined below), the i-80 Shares held by former Premier Shareholders represented 70% of the issued and outstanding i-80 Shares with the remaining i-80 Shares held by Equinox Gold through its ownership of Premier.

On April 13, 2021, following completion of the Arrangement, the i-80 Shares were listed on the TSX under the symbol "IAU" and the Premier Shares were de-listed from the TSX on April 12, 2021.

Upon completion of the Arrangement, the escrow release conditions in respect of i-80's C$80.4 million subscription receipt (the "Subscription Receipts") financing completed on March 18, 2021 (the "Financing") were satisfied. Each of the 30,914,614 Subscription Receipts issued pursuant to the Financing were automatically converted into one i-80 Share and ¼ of one common share purchase warrant of i-80 (the "Sub Receipt Warrants"). Each whole Sub Receipt Warrant entitles the holder thereof to acquire one i-80 Share at a price equal to the greater of (i) $3.64, and (ii) the volume-weighted average trading price of the i-80 Shares on the TSX for the first five days of trading, until September 18, 2022. The net proceeds of the Financing were released to i-80 and are expected to be used for working capital and general corporate purposes, to pay for exploration and development expenses related to i-80's mining projects, and funding the cash portion of the purchase price for the acquisition of the Getchell Project.

On April 15, 2021, i-80 completed the acquisition of the Getchell Project pursuant to the Purchase Agreement, under which Premier USA, which became a wholly-owned subsidiary of i-80 pursuant the Arrangement, acquired from Waterton all of the outstanding membership interests of Osgood LLC, the 100% owner of the Getchell Project, in consideration for: (i) US$23 million in cash, (ii) 13,036,846 i-80 Shares, (iii) 12,071,152 warrants to purchase i-80 Shares (the "Getchell Warrants"), and (iv) contingent value rights pursuant to which Waterton will be entitled to receive an additional US$5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and another US$5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded US$2,000 per ounce. Each Getchell Warrant is exercisable to acquire one i-80 Share at a price of $3.64 per i-80 Share until April 14, 2024.

The i-80 Shares and the Getchell Warrants issued to Waterton in connection with the Purchase Agreement, as well as the i-80 Share underlying the Getchell Warrants, are subject to a hold period under applicable securities laws which expires on August 15, 2021.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Ewan Downie, Chief Executive Officer at (807) 473-6723.

9.	Date of Report

April 16, 2021.